UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 1, 2025

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full Mailing Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (616) 343-0697

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

6.5% Senior Secured Bonds (Series A Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

8.5% Senior Secured Bonds (Series B Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

9.5% Senior Secured Bonds (Series C Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

6.25% Senior Secured Bonds (Series A Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

8.25% Senior Secured Bonds (Series B Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

6.5% Senior Secured Bonds (Series Ra Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

9.0% Senior Secured Bonds (Series Rb Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

7.50% Senior Secured Bonds (A Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (A R-Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

7.50% Senior Secured Bonds (B Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (B R-Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

Item 9.	Other Events

Red Oak Capital Fund Series, LLC (the “Company” or “we”) is managed by our Manager, Red Oak Capital GP, LLC (the “Manager”), which is majority owned and controlled by our Sponsor, Red Oak Capital Holdings, LLC (the “Sponsor). Consequently, we do not have our own separate board of managers or executive officers. Effective March 1, 2025, Paul Cleary resigned from his role as the President of the Sponsor. The resignation was not as a result of any disagreement related to the operations, policies or practices of the Sponsor, the Manager or the Company. Mr. Cleary will remain as the Chief Operating Officer of the Sponsor. Effective March 1, 2025, Raymond T. Davis, the Chief Strategy Officer of the Sponsor, was appointed to serve as the President of the Sponsor.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND SERIES, LLC

	By:	Red Oak Capital GP, LLC, its manager

Date: March 6, 2025	By:	/s/ Robert R. Kaplan
	Title:	Authorized Signatory

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